EXHIBIT 4.1

SUMMARY OF ORIGINAL HEBREW LANGUAGE
UNPROTECTED TENANCY LEASE AGREEMENT

Made and signed on the 4th day of December 2003
(hereinafter – the “Agreement”)

BETWEEN:

EF-SHAR LTD. of
Ha’oresh st. 4, Yahud
(Hereinafter: “Lessor”)

OF THE ONE PART

AND:

Arel Communication and Software LTD.
A Public Company, No.52-004171-6
(Hereinafter: “Lessee”)

OF THE OTHER PART

WHEREAS	The Lessor is the owner of the rights of title to the property and declares that there is no legal or contractual impediment to its entering into the contract contained in this Agreement;
AND WHEREAS	The Lessee wishes to take a letting of the Leased Property (as defined in section 1 below) from the Lessor by way of an unprotected tenancy in accordance with the terms and conditions of this Agreement;

IT IS ACCORDINGLY AGREED, DECLARED AND STIPULATED BETWEEN THE PARTIES AS FOLLOWS:

1.	The Leased Property

A property of 831 square meters, which includes 811 square meters of offices, and 20 square meters of warehouse space on the 3rd floor of building no. 22 at Park HAMADA, Nes-Ziona, also known as plot 3851 / 23 (hereinafter – the “Leased Property”).

2.	The Letting

2.1	The Lessor hereby leases to the Lessee and the Lessee hereby agrees to lease the Leased Property from the Lessor for a period of 60 months, which shall commence on 1.3.2004 and shall terminate on 28.2.2009 (hereinafter – the “Letting Period”).

2.2	Despite the term mentioned above, the Lessee may terminate the lease at periods of 12 months, 24 months, 36 months and 48 months following the commencement of the Letting Period. This termination shall be applicable upon written notice of 120 days (before the termination date), to be sent to the Lessor. The Lessee shall send the Lessor a bank check as agreed compensation, which will be calculated as follows:

2.2.1	At the end of 12 months, the Lessee shall pay the Lessor $250,000 US Dollars with the addition of such amount in percentages as is equivalent to the rate of the rise in the Israeli Consumer Prices Index (“CPI Index”) plus value added tax (“VAT”) as required by law.

2.2.2	At the end of 24 months, the Lessee shall pay the Lessor 60% of the costs of the leasehold improvements performed for the Leased Property and paid by the Lessor plus VAT as required by law, $25,000 US Dollars and such amount in percentages as is equivalent to the rate of the rise in the CPI Index plus VAT as required by law.

2.2.3	At the end of 36 months, the Lessee shall pay the Lessor 40% of the costs of the leasehold improvements performed for the Leased Property and paid by the Lessor plus VAT as required by law, $23,000 US Dollars and such amount in percentages as is equivalent to the rate of the rise in the CPI Index plus VAT as required by law.

2.2.4	At the end of 48 months, the Lessee shall pay the Lessor 20% of the costs of the leasehold improvements performed for the Leased Property and paid by the Lessor plus VAT as required by law, $16,000 US Dollars and such amount in percentages as is equivalent to the rate of the rise in the Israeli Consumer Prices Index (“CPI Index”) plus VAT as required by law.

2.3	Despite the aforementioned, the Lessee may, beginning from the end of the first year of tenancy, after receiving the written consent of the Lessor, sublet the Leased Property, provided that the subletee will be bound by the specific terms of this Agreement.

3.	The Rent.

3.1	In consideration for the performance of all of the Lessor’s obligations under this Agreement, the Lessee shall pay monthly rent to the Lessor as follows:

3.1.1	In the first year of the Letting Period, the Lessee shall pay the Lessor a monthly rent of a sum equivalent to NIS 28.9 ($6.5 US Dollars) per square meter, with the addition of such amount in percentages as is equivalent to the rate of the rise in the CPI Index and with the addition of VAT as required by law.

3.1.2	In the second year of the Letting Period, the Lessee shall pay the Lessor a monthly rent of a sum equivalent to NIS 33.3 ($7.5 US Dollars) per square meter, with the addition of such amount in percentages as is equivalent to the rate of the rise in the CPI Index and with the addition of VAT as required by law.

3.1.3	In the third year of the Letting Period, the Lessee shall pay the Lessor a monthly rent of a sum equivalent to NIS 37.7 ($8.5 US Dollars) per square meter, with the addition of such amount in percentages as is equivalent to the rate of the rise in the CPI Index and with the addition of VAT as required by law.

3.1.4	In the forth year of the Letting Period, the Lessee shall pay the Lessor a monthly rent of a sum equivalent to NIS 40 ($9 US Dollars) per square meter, with the addition of such amount in percentages as is equivalent to the rate of the rise in the CPI Index and with the addition of VAT as required by law

3.1.5	In the fifth year of the Letting Period, the Lessee shall pay the Lessor a monthly rent of a sum in equivalent to NIS 44.4 ($10 US Dollars) per square meter, with the addition of such amount in percentages as is equivalent to the rate of the rise in the CPI Index and with the addition of VAT as required by law.

3.1.6	The rent payment in consideration for the warehouse shall be a monthly payment of a sum equivalent to NIS 22.2 ($5 US Dollars) per square meter, with the addition of such amount in percentages as is equivalent to the rate of the rise in the CPI Index and with the addition of VAT as required by law.

3.2	The rents to be paid under this Agreement as aforesaid (including payment of VAT thereon) shall above and hereinafter in this Agreement be referred to as the “Rent”.

3.3	The Rent shall be paid as follows: upon signature of this Agreement, the Lessee shall pay the Lessor in advance for the period of the first three months. On the first day of the Letting Period, the Lessee shall pay in advance for an additional period of two months, and maintenance payments (as described below) in consideration for the first six months of the Letting Period. Beginning from the seventh month of the Letting Period, Rent shall be paid in advance in respect of each six-month period, on the 1st day of the first month of each six-month period.

3.4	The Lessee shall not pay Rent for the first month of the first or second year of the Letting Period, but shall continue to be obligated to pay all other payments in accordance with this Agreement.

3.5	Rent payments shall be made by bank transfer of the Rent to the Lessor’s account No. 67100/35 at Bank Leumi, Branch 800.

4.	Other Payments for which the Lessee shall be Liable.

4.1	All such taxes, fees, general rates (arnona) and compulsory levies, whether municipal or governmental which are imposed upon occupiers of leased property (as distinct from owners of leased property), with respect to the use of the Leased Property or upon tenants of leased properties, either directly or indirectly, in respect of the Letting Period shall be the sole responsibility of the Lessee and shall be paid by the Lessee. The Lessee shall make the foregoing payments on the legal date at which they are required to be paid to the authorities.

4.2	The Lessee undertakes, during the Letting Period, to bear all such payments and expenses in respect of supply of electricity, water and telephone to the Leased Property.

4.3	All such taxes and payments, as become due in accordance with any applicable law, shall be the responsibility of and shall be paid by the Lessee.

4.4	The Lessee shall be responsible for obtaining a business license for its activity at the Leased Property if such a business license is required by law.

5.	Maintenance of the Leased Property during the Letting Period.

5.1	The Lessor undertakes to provide cleaning and maintenance services regarding the common property in the building of the Leased Property. The Lessee undertakes, as a condition for commencement of the Letting Period, to pay the Lessor 115% of the amount of all maintenance and other expenses.

5.2	The Lessee undertakes not to make any external change in the Leased Property, make any addition thereto nor demolish any part of the Leased Property or any of its installations, without obtaining the advance and written consent of the Lessor.

6.	Inapplicability of the Tenants Protection Laws.

6.1	The Tenancy, the Lessee and the Leased Property are not protected under the provisions of the Tenants Protection Law (Consolidated Version) 5732-1972, nor under the provisions of any other law which protects a Lessee or occupier in any way whatsoever, and the said laws and amendments thereto shall not apply to the tenancy herein or to this Agreement.

6.2	The Lessee hereby declares, undertakes and confirms that it has neither been requested to pay nor has it paid key money or made payments that are likely to be construed as key money. When vacating the Leased Property the Lessee shall not be entitled to any payment whatsoever, whether as key money or in any other way.

7.	The Lessee’s Liability.

7.1	The Lessee is responsible, at its own expense, for the repair of any fault discovered in the Leased Property, with the exception of faults resulting from fair wear and tear.

7.2	The Lessor shall not bear any responsibility or liability whatsoever with regard to any bodily injury or loss or damage to property, of whatever nature, which is caused to the Lessee or to its employees, customers or visitors, or to any other person present in the Leased Property. The Lessee accepts full responsibility towards the Lessor for any damage of such nature and undertakes to compensate and indemnify the Lessor against any payment of damage that it is liable to undertake to pay or is compelled to pay as a result of damage of such nature and against any expense that the Lessor incurs in connection with any such damage as aforesaid.

7.3	The Lessor shall not bear any responsibility whatsoever for bodily injuries or damage to property of the Lessee, its employees and customers, visitors, invitees or any other third party, caused at the Leased Property during the Letting Period or any period thereafter during which the Lessee has not vacated the Leased Property.

8.	Insurance.

8.1	Without derogating from the obligations of the Lessee under this Agreement, the Lessee undertakes at its own expense to purchase and keep in force throughout the Letting Period, the following insurance policies:

8.1.1	Property insurance – insuring the contents of the Leased Property including such improvements and investments made therein other than by the Lessor, of whatever kind and category, in the full value thereof, against all generally insured risks including fire, explosion, earthquake, storm, tempest, flooding, water damage, aircraft, collisions, strikes, riots, willful damage and burglary.

8.1.2	Consequential damage insurance – insuring consequential damage caused to the Lessee in the full value thereof resulting from loss or damage to the Lessee’s property and to the Leased Property from the risks specified above in sub-clause 8.1.1.

8.1.3	Third party liability insurance – insuring the Lessee’s liability towards the Lessor and to any third party, for an amount of no less than a sum in Shekels equivalent to $1,000,000. The policy shall include a “cross liability” clause.

8.1.4	Employers liability insurance – insuring the Lessee’s liability towards its employees for any bodily injury to any employee during the course of and as a result of his employment, to the usual limit of liability at the date of inception of such insurance

8.2	The following provisions shall apply to the policies referred to above in Clause 8.1:

8.2.1	The Lessee shall effect the aforementioned insurance policies with a recognized and duly authorized insurance company, update the sums insured, strictly comply with all the provisions of the policies and pay insurance premiums on the due dates thereof.

8.2.2	The Lessee shall furnish the Lessor with a certificate of confirmation as to the inception of such insurance policies as have been issued to it in accordance with Clause 8 above, prior to the date of commencement of the Letting Period, as a precondition to the commencement of the Letting Period. The Lessee shall also be obligated to renew and update the policies on an ongoing basis.

8.3	Without prejudice to the foregoing, the Lessee declares that it is aware that the Lessor will insure the building.

9.	Prohibition Against the Transfer of the Rights of the Lessee.

The Lessee hereby undertakes not to transfer its rights under this Agreement or any part thereof to any other person or persons in any way whatsoever, nor to deliver or transfer the Leased Property or any part thereof to any other person or persons in any way whatsoever, nor to sublet the Leased Property or any part thereof, nor permit the use of the Leased Property or any part thereof for any period and in any way whatsoever by any other person or persons, nor share possession of the Leased Property or any part thereof with any other person or persons, whether or not such possession is determinate nor mortgage or charge its rights under this Agreement – wholly or partially.

10.	Securities to be Provided by the Lessee

To secure all the Lessee’s obligations under this Agreement, the Lessee, on the signing of this Agreement, shall deposit with the Lessor an unconditional bank financial guarantee in favor of the Lessor for a sum equivalent to Rent in consideration for a period of 9 months plus VAT, and maintenance payments in consideration for a period of 9 months, which shall be valid throughout the Letting Period and for a further period of one month. The deposit of the bank guarantee is a condition for the validity of this Agreement.